Exhibit 3

Name of Registrant	Assets (in millions)	Amount of Single Insured Bond
Columbia Funds Series Trust	$39,841	$2,500,000
Columbia Funds Series Trust I	39,814	2,500,000
Columbia Funds Variable Insurance Trust	1,158	1,250,000
Columbia Funds Variable Insurance Trust I	2,896	1,900,000
Columbia Funds Series Trist II	25	250,000
Columbia Funds Master Investment Trust, LLC	1,993	1,500,000